                                                                   EXHIBIT 12-1

MCN ENERGY GROUP INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In Thousands)


                                                        Twelve Months           Twelve Months          Twelve Months
                                                            Ended                   Ended                  Ended
                                                        March 31, 1998        December 31, 1997      December 31, 1996
                                                     ---------------------   ---------------------   ----------------------
     EARNINGS AS DEFINED (1) (5)
     Pre-tax income (2)                                  $ 190,082                 $ 181,299             $ 146,607
     Fixed charges (3)                                     132,454                   125,338                99,944
                                                         ---------                 ---------             ---------

          Earnings as defined                            $ 322,536                 $ 306,637             $ 246,551
                                                         =========                 =========             =========

     FIXED CHARGES AS DEFINED (1)  (4) (5)
     Interest, expensed                                  $  88,111                 $  86,453              $ 77,781
     Interest, capitalized                                  19,601                    18,190                13,235
     Amortization of debt discounts, premium
          and expense                                        2,267                     2,426                 2,217
     Interest implicit in rentals                            2,375                     2,181                 2,339
     Preferred securities dividend requirements
          of subsidiaries                                   36,615                    31,090                12,390
                                                         ---------                 ---------             ---------

          Fixed charges as defined                       $ 148,969                 $ 140,340             $ 107,962
                                                         =========                 =========             =========

     Ratio of Earnings to Fixed Charges                       2.17                      2.18                  2.28
                                                         =========                 =========             =========



(1)  Earnings and fixed charges are defined and computed in accordance with
     Item 503 of Regulation S-K.

(2) This amount represents the aggregate of (a) the pre-tax income from continuing operations of MCN and its majority-owned subsidiaries, (b) MCN's share of pre-tax income of its 50% owned companies, and (c) any income actually received from less than 50% owned companies.

(3) Fixed charges added to earnings are adjusted to exclude interest capitalized during the period for nonutility companies and the preferred securities dividend requirements of MichCon included in fixed charges but not deducted in the determination of pre-tax income.

(4) Fixed charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries, increased to reflect the pre-tax earnings requirement for MichCon.

(5) In June 1996, MCN completed the sale of The Genix Group, its computer operations subsidiary. For purposes of calculating the Ratio of Earnings to Fixed Charges, it has been classified as a discontinued operation and therefore excluded from the ratio for all periods presented.